Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3030

Re:	NXP Semiconductors N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 6-K dated and furnished April 23, 2013
File No. 001-34841

July 9, 2013

Dear Mr. James:

This letter is being submitted in response to the comment letter dated June 27, 2013 regarding the above-referenced Form 20-F and Form 6-K.

The staff’s comments and our responses are set forth below.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 29

1.	We note from page 35 that you reversed $51 million related to an accounts receivable valuation allowance for the collection of accounts receivable amounts following a legal award and that the reversal impacted your gross profit. Please explain to us the nature of the legal award that you received and why you reversed your valuation allowance. Please also explain to us why the reversal impacted your gross profit.

On July 28 2008, NXP established a joint venture (“Wireless JV”) with STMicroelectronics (“STM”) in order to combine their key wireless operations. The majority of the activities of NXP’s Mobile & Personal segment were transferred to this Wireless JV in return for a cash payment of $1.55 billion and a 20% stake in the Wireless JV which share interest we recognized in accordance with the equity method. Effective February 2, 2009, STM purchased NXP’s remaining 20% shareholding in the Wireless JV for a cash consideration of $92 million.

NXP Semiconductors N.V. High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

www.nxp.com, Trade Register Eindhoven No. 34253298

At the time of the establishment of Wireless JV, in July 2008, NXP, STM and Wireless JV agreed to a manufacturing and services agreement (“MSA”), whereby NXP agreed to continue to manufacture and supply products to Wireless JV at agreed prices and volume levels. The sale of products by NXP and the associated cost of production was reported as revenue and cost of goods sold, respectively, consistent with our disclosure within Note 19 of the Notes to the Consolidated Financial Statements included in Part III, Item 18 of NXP’s 2012 Annual Report on Form 20-F which describes that revenue and costs in the Manufacturing Operations segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations.

Wireless JV, however, did not honor its contractual volume commitments, which resulted in financial damage for NXP, caused by the underloading of NXP’s manufacturing capacity. NXP presented Wireless JV with an invoice for the underloading in the NXP wafer fabrication facilities, creating an underlying accounts receivable position in its books and establishing Wireless JV’s liability for the under absorption of the fixed costs associated with the product underloading, which Wireless JV and STM disputed. Since the parties had contractually agreed not to go to court over disputed matters, they subjected themselves to arbitration by an ICC arbitration tribunal. On March 31, 2011 STM and Wireless JV filed at the ICC a request for arbitration against NXP. Due to the significant uncertainty surrounding the collection of NXP’s accounts receivable from Wireless JV for the underloading claims, NXP determined that the accounts receivable was not probable of collection. As a result, an allowance for doubtful accounts was established which had impacted our gross profit.

The arbitration tribunal arrived at an award on April 5, 2012, in favor of NXP. No appeal was possible against the arbitration award. Following this award, we reversed the allowance for doubtful accounts previously established, again impacting our gross margin, and STM paid the invoices underlying the outstanding accounts receivable position on May 24, 2012.

Item 18. Consolidated Financial Statements, page F-1

Note 14. Restructuring Charges, page F-39

2.	Please revise future filings to include a description of your exit or disposal activities, including the facts and circumstances leading to the expected activities and the expected completion date, consistent with FASB ASC 420-10-50-1(a). Please revise your MD&A in future filings to include all of the disclosures required by SAB Topic 5.P.4.

We acknowledge the Staff’s comment. We respectfully direct the Staff’s attention to the disclosure included in the Note 14, “Restructuring Charges”, to the Notes to the Consolidated Financial Statements included in Part III, Item 18 of NXP’s 2012 Annual Report on Form 20-F where we state the restructuring charge was “designed to improve operational efficiency and to competitively position the Company for sustainable growth.” We also state that we expect to complete the restructuring by mid 2015.

We will revise future filings to include the disclosures required by SAB Topic 5.P.4 by incorporating by reference the Restructuring Note included in the Consolidated Financial Statements and supplementing that disclosure with the appropriate forward looking disclosure required within MD&A.

Note 18. Investments in Equity-accounted Investees, page F-45

3.	Please explain to us the nature of the loss you recorded of $46 million during fiscal year 2012 for extra provisions for litigation, claims and proceedings related to your equity investments.

During the first arbitration (as described in our answer to comment 1), STM raised certain issues that the arbitration tribunal chose to address as part of a second, separate arbitration. STM claimed it would never have agreed to pay the $92 million purchase price for NXP’s remaining 20% stake, if it would have been informed by NXP at the time it was acquiring the 20% stake in Wireless JV, that NXP was preparing an underloading claim towards Wireless JV. Consequently, after the award by the arbitration tribunal on April 5, 2012, STM announced that it intended to pursue its claims in a second arbitration with the intention to convince the arbitration tribunal to reverse the economic effect of its award in the first arbitration. As a result, in April 2012, NXP established a $46 million legal provision determined in accordance with ASC 450-20 Loss Contingencies within the range of estimable amounts that STM could recover in the second arbitration. This amount was charged against results relating to equity-accounted investees, consistent with our treatment of all results related to equity accounted investees, as this second arbitration was aimed at correcting the $92 million purchase price of our 20% stake in Wireless JV.

4.	Further, please explain to us the nature of the results relating to equity-accounted investees for the three months ended March 31, 2013 of $ 47 million shown in your Form 6-K dated April 23, 2013. If different, please also discuss and quantify the net benefit of the release of the legal provision in the three months ended March 31, 2013.

On April 2, 2013, the ICC arbitration tribunal issued a final award in the second arbitration commenced by STM (as mentioned in our answer to comment 3). By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by STM in this second arbitration. No appeal is available to ST.

Based on this award, the provision amounting to $46 million, established in 2012, was released.

For the three months ended March 31, 2013 the results relating to equity-accounted investees was $47 million of income, consisting of the $46 million release of the contingent liability related to the second STM arbitration and $1 million of income related to the results of our equity accounted investee, ASEN.

FORM 6-K dated April 23, 2013

5.	We note on page 2 that you present forward looking non-GAAP financial measures for the second quarter of 2013. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K.

We acknowledge the Staff’s comment. However, the Company does not routinely prepare projections of its operating results on a GAAP basis due to the uncertainties mentioned below and therefore does not have access to the GAAP financial measures on a forward-looking basis necessary to provide the reconciliation required by Item 10(e)(1)(i)(B) of Regulation S-K. We respectfully direct the Staff’s attention to the disclosure included in the footnote at the bottom of Page 2 of the earnings press release which we will revise to read as follows in future publications:

“Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.”

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact the undersigned at +31 40 27 26 110.

Very truly yours,

/s/ Peter Kelly
Executive Vice President & Chief Financial Officer of NXP Semiconductors N.V.

cc:	Tara Harkins, Staff Accountant
Kate Tillan, Assistant Chief Accountant